UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Kronos Worldwide, Inc.
(Name of Issuer)

(Amendment No. 2)*

Common Stock, par value $0.01 per share
(Title of Class of Securities)

50105F 10 5
(CUSIP Number)

Bobby D. O'Brien
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2016
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 50105F 10 5

1	NAMES OF REPORTING PERSONS NLKW Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,219,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,219,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,219,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 50105F 10 5

1	NAMES OF REPORTING PERSONS NL Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,219,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,219,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,219,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 50105F 10 5

1	NAMES OF REPORTING PERSONS Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,209,312
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,209,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,209,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 50105F 10 5

1	NAMES OF REPORTING PERSONS Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,209,312
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,209,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,209,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Dixie Rice Agricultural L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,209,312
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,209,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,209,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,346,984
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,346,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,346,984
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Lisa K. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,346,984
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,346,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Serena Simmons Connelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,346,984
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,346,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 2
TO SCHEDULE 13D

Capitalized terms not otherwise defined in this Amendment No. 2 to this Statement on Schedule 13D (this "Statement") shall have the meanings assigned to such terms in the original filing of this Statement filed with the U.S. Securities and Exchange Commission effective as of February 3, 2014.  This Statement relates to the common stock, par value $0.01 per share (the "Shares"), of Kronos Worldwide, Inc., a Delaware corporation ("Kronos Worldwide").  Items 2, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of NL Industries, Inc. ("NL") capitalizing effective November 7, 2016 its wholly owned subsidiary, NLKW Holding, LLC ("NLKW"), with 35,219,270 Shares of formerly held by NL, which resulted in NLKW holding more than more than 5% of the outstanding Shares (the "NLKW Capitalization").

Item 2.	Identity and Background.

(a) The following entities or persons are filing this Statement (collectively, the "Reporting Persons"):

•	NLKW and Valhi, Inc. ("Valhi"), as direct holders of Shares;

•	Contran Corporation ("Contran"), by virtue of its indirect ownership of NLKW and Valhi and its direct ownership of Shares;

•	NL Industries, Inc. ("NL"), Valhi Holding Company ("VHC") and Dixie Rice Agricultural LLC ("Dixie Rice"), by virtue of their direct or indirect ownership of NLKW and Valhi;

•	Lisa K. Simmons by virtue of her being a co-trustee of the Family Trust (as defined and described below) and her position as co-chair of the board of Contran; and

•	Serena Simmons Connelly by virtue of her being co-trustee of the Family Trust and her position as co-chair of the board of Contran.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or her behalf.

The following is a description of the relationships among the Reporting Persons.

All of Contran's outstanding voting stock is held by a family trust (the "Family Trust") established for the benefit of Ms. Simmons and Ms. Connelly and their children, for which Ms. Simmons and Ms. Connelly are co-trustees, or is held directly by Ms. Simmons and Ms. Connelly or entities related to them.  Ms. Simmons and Ms. Connelly are sisters.

Ms. Simmons and Ms. Connelly also serve as co-chairs of the board of Contran, and two other members of Contran management also serve on the Contran board of directors.  As co-trustees of the Family Trust, Ms. Simmons and Ms. Connelly have the shared power to vote and direct the disposition of the shares of Contran stock held by the Family Trust, and Ms. Simmons and Ms. Connelly each have the power to vote and direct the disposition of shares of Contran stock they hold directly or which is held by other entities related to them.

Contran is the sole member of Dixie Rice and may be deemed to control Dixie Rice.  Dixie Rice is the direct holder of 100% of the outstanding common stock of VHC and may be deemed to control VHC.

Ms. Simmons and Ms. Connelly directly hold, or are related to the following entities that directly hold, the following percentages of the 115,894,098 Shares outstanding as of the close of business on November 7, 2016 based on information from Kronos Worldwide:

Valhi	50.0%
NLKW	30.4%
Contran	0.1%

Together, Valhi, NLKW and Contran may be deemed to control Kronos Worldwide.

Ms. Simmons and Ms. Connelly directly hold, or are related to the following entities or person that directly hold, the following percentages of the outstanding shares of NL common stock:

Valhi	82.9%
Kronos Worldwide	Less than 0.1%
Serena Simmons Connelly	Less than 0.1%

Valhi may be deemed to control NL.

NL is the sole member of NLKW and may be deemed to control NLKW.

Ms. Simmons and Ms. Connelly directly hold, or related to the following entity or person that directly hold, the following percentages of the outstanding shares of Valhi common stock:

VHC	92.6%
Serena Simmons Connelly	Less than 0.1%

VHC may be deemed to control Valhi.

NL (including a wholly owned subsidiary of NL) and Kronos Worldwide own 14,372,970 shares and 1,724,916 shares, respectively, of Valhi common stock.  As already stated, Valhi is the direct holder of approximately 82.9% of the outstanding shares of common stock of NL and 50.0% of the outstanding Shares.  As a result of Valhi's direct and indirect ownership of NL and Kronos Worldwide and pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, Valhi treats the shares of Valhi common stock that NL and Kronos Worldwide own as treasury stock for voting purposes.  For the purposes of this statement, such shares of Valhi common stock that NL and Kronos Worldwide hold are not deemed outstanding.

By virtue of the stock ownership of each of Kronos Worldwide, NLKW, NL, Valhi, VHC, Dixie Rice and Contran, the role of Ms. Simmons and Ms. Connelly as co-trustees of the Family Trust, Ms. Simmons and Ms. Connelly being beneficiaries of the Family Trust, the direct holdings of Contran voting stock by each of Ms. Simmons, Ms. Connelly and entities related to them, and the positions as co-chairs of the Contran Board by each of Ms. Simmons and Ms. Connelly, in each case as described above, (a) Ms. Simmons and Ms. Connelly may be deemed to control the Family Trust, Contran, Dixie Rice, VHC, Valhi, NL, NLKW and Kronos Worldwide and (b) Ms. Simmons and Ms. Connelly, Contran, Dixie Rice, VHC, Valhi, NL, NLKW and Kronos Worldwide may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by such entities, including any Shares.  However, Ms. Simmons and Ms. Connelly each disclaims beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of their direct beneficial ownership in shares of such entities.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

Item 4.	Purpose of Transaction.

The purpose of the NLKW Capitalization was to facilitate a $50 million revolving credit facility (the "Valhi Credit Facility") entered into between NLKW, as borrower, and Valhi, as lender.  Pursuant to the terms of the Valhi Credit Facility, NLKW can borrow up to $50 million from Valhi (with such commitment amount subject to increase from time to time in Valhi's sole discretion).  Borrowings under the Valhi Credit Facility are collateralized by the Shares held directly by NLKW, pursuant to the terms of a pledge and security agreement (the "Pledge and Security Agreement) made by NLKW in favor of Valhi. The information included in NL's Current Report on Form 8-K dated November 14, 2016, and filed with the U.S. Securities and Commission on November 15, 2016, including the Valhi Credit Facility and the Pledge and Security Agreement set forth as part of the exhibits to such Current Report, is incorporated herein by reference.

Depending upon their evaluation of Kronos Worldwide's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Kronos Worldwide Shares of common stock, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

The information included in Item 2 of this Statement is hereby incorporated herein by reference.  As described under Item 2 of this Statement, Ms. Simmons and Ms. Connelly may be deemed to control Kronos Worldwide.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows.

 (a) The following entities or persons directly hold the following Shares:

Reporting Persons	Shares Directly Held

Valhi.	57,990,042
NLKW	35,219,270
Contran	137,672
Total	93,346,984

By virtue of the relationships described under Item 2 of this Statement:

(1) NLKW and NL may be deemed to be the beneficial owner of the 35,219,270 Shares (approximately 30.4% of the outstanding Shares) that NLKW holds directly;

(2) Valhi, VHC and Dixie Rice may each be deemed to be the beneficial owner of the 93,209,312 Shares (approximately 80.4% of the outstanding Shares) that NLKW and Valhi hold directly; and

(3)  Contran, Ms. Simmons and Ms. Connelly may each be deemed to be the beneficial owner of the 93,346,984 Shares (approximately 80.5% of the outstanding Shares) that Valhi, NLKW and the Contran hold directly.

(b) By virtue of the relationships described in Item 2 of this Statement:

(1) NLKW and NL may be deemed to share the power to vote and direct the disposition of the 35,219,270 Shares (approximately 30.4% of the outstanding Shares) that NLKW holds directly;

(2) Valhi, VHC and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the 93,209,312 Shares (approximately 80.4% of the outstanding Shares) that NLKW and Valhi hold directly; and

(3) Contran, Ms. Simmons and Ms. Connelly may each be deemed to share the power to vote and direct the disposition of the 93,346,984 Shares (approximately 80.5% of the outstanding Shares) that NL, Valhi and Contran hold directly.

(d) NLKW, Valhi, and Contran each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by them.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of December 5, 2016, Valhi has pledged 30,212,340 Shares under a pledge and security agreement with PlainsCapital Bank in order to secure Contran's obligations under a credit agreement with PlainsCapital Bank.  In return for such pledge, Contran pays Valhi a collateral pledge fee.

As of December 5, 2016, NLKW has pledged 35,219,270 Shares under the Pledge and Security Agreement.

The information included in Items 2, 4 and 5 of this Statement is hereby incorporated herein by reference.

To the best of their knowledge, none of the Reporting Persons or any person named in Schedule B to this Statement, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of Kronos Worldwide, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 5, 2016

/s/ Lisa K. Simmons
Lisa K. Simmons
Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 5, 2016

/s/ Serena Simmons Connelly
Serena Simmons Connelly, Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 5, 2016

/s/ Bobby D. O'Brien
Bobby D. O'Brien, Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

SCHEDULE A

LISA K. SIMMONS, as CO-TRUSTEE of the Family Trust and as CO-CHAIR of the BOARD of Contran;

SERENA SIMMONS CONNELLY, as CO-TRUSTEE of the Family Trust and as CO-CHAIR of the BOARD of Contran; and

BOBBY D. O'BRIEN, as:
PRESIDENT AND CHIEF FINANCIAL OFFICER of Contran, Dixie Rice and VHC;
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER of Valhi; and
EXECUTIVE VICE PRESIDENT of NL and NLKW.

SCHEDULE B

The names of the directors and executive officers of the Reporting Persons and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

Thomas E. Barry (1)	Director of Valhi and CompX International, Inc. ("CompX"), professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University.

Clarence B. Brown, III
Vice president, assistant secretary and associate general counsel of NL and NLKW; Vice president, assistant secretary and general counsel of Kronos Worldwide; and assistant secretary and associate general counsel of Contran, Dixie Rice and VHC.

James W. Brown	Vice president, business planning and strategic initiatives of Valhi; and vice president, chief financial officer and controller of CompX.

Keith R. Coogan (2)	Director of NL and Kronos Worldwide; and a private investor.

Serena S. Connelly	Director and co-chair of Contran.

Steven S. Eaton	Vice president and director of internal control over financial reporting of, Valhi, NL, NLKW, Kronos Worldwide and CompX.
Loretta J. Feehan (3)	Director of Valhi, NL, Kronos Worldwide and CompX; and a certified public accountant who consults on financial and tax matters.

Elisabeth C. Fisher (4)	Director of Valhi and CompX; and a private investor.

Robert D. Graham
Director, president and chief legal officer of Contran, VHC and Valhi; president and chief legal officer of Dixie; chairman of the board, president and chief executive officer of NL; and Manager, chairman, president and chief executive officer of NLKW.

John E. Harper (5)	Director of Kronos Worldwide and NL; and a private investor.

Name	Present Principal Occupation
Janet G. Keckeisen	Vice president, corporate strategy and investor relations of Valhi and Kronos Worldwide.

A. Andrew R. Louis	Secretary and associate general counsel of Contran, Dixie Rice and VHC; and vice president, secretary and associate general counsel of Valhi, NL, NLKW, Kronos Worldwide and CompX.

Kelly D. Luttmer	Executive vice president and chief tax officer of Contran, Dixie Rice, VHC, Valhi, NL, NLKW and CompX; and executive vice president and global tax director of Kronos Worldwide.

Ann Manix (6)	Director of CompX; Manager of NLKW; a director of Blue Canyon Partners, a global management consulting firm; and a principal of Summus, Ltd., a strategic consulting firm.

W. Hayden McIlroy (7)	Director of valhi; and a private investor primarily in real estate.

Cecil H. Moore, Jr. (8)	Director of NL, Kronos Worldwide and CompX; and a private investor.

Andrew B. Nace	Senior vice president and general counsel of Contran, Dixie Rice, VHC and Valhi; and vice president of NL, NLKW, Kronos Worldwide and CompX.

Bobby D. O'Brien
Director, president and chief financial officer of Contran, and VHC; president and chief financial officer of Dixie; chairman of the board and chief executive officer of Valhi; director and executive vice president of NL; manager and executive vice president of NLKW; chairman of the board, president and chief executive officer of Kronos Worldwide; and chairman of the board of CompX.

Courtney J. Riley	Vice president, environmental affairs of Contran, Dixie Rice, VHC, Valhi and Kronos Worldwide; and vice president, environmental affairs and general counsel of NL and NLKW.

Amy A. Samford	Vice president and controller of Valhi, NL and NLKW.

Lisa K. Simmons	Director and co-chair of Contran.

Name	Present Principal Occupation
Thomas P. Stafford (9)	Director of NL and Kronos Worldwide; and chairman of the NASA Advisory Council Task Force on the International Space Station Program.

John A. St. Wrba	Vice president and treasurer of Contran, Dixie Rice VHC, Valhi, NL, Kronos Worldwide, NLKW and CompX.

John A. Sunny	Vice president, information technology of Contran, Dixie Rice, VHC and Valhi; and vice president, chief information officer of Kronos Worldwide.

Gregory M. Swalwell
Executive vice president, controller and chief accounting officer of Contran, Dixie Rice and VHC; executive vice president, chief financial officer and chief accounting officer of Valhi; executive vice president and chief financial officer of NL, NLKW and Kronos Worldwide; and executive vice president of CompX.

Mary A. Tidlund (10)	Director of Valhi and CompX; and president of The Mary A. Tidlund Charitable Foundation, a charitable organization that designs and funds sustainable development projects around the world.

(1)	The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2)	The address for Mr. Coogan is 5900 Newgate Lane, Plano, Texas 75093

(3)	The principal business address for Ms. Feehan is 333 S. Monroe Street, #408, Denver, Colorado 80209.

(4)	The address for Ms. Fisher is 37 Waterford Lake, The Woodlands, Texas 77381-6617

(5)	The address for Mr. Harper is 4033 Oakhaven Drive, Plano Texas 75093.

(6)	The address for Ms. Manix is 963 Stratford Lane, Bloomfield Hills, Michigan 48304

(7)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341 Dallas, Texas 75225.

(8)	The address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(9)	The principal business address for Gen. Stafford (ret.) is Stafford Technology Inc., Suite 102, 4200 Perimeter Center, Oklahoma City, Oklahoma 73112.

(10)	The principal business address for Ms. Tidlund is Mary A. Tidlund Foundation, Box 8125 Canmore, Alberta, CANADA T1W2T8

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held

Thomas E. Barry	51,500

Clarence B. Brown, III	-0-

James W. Brown	-0-

Keith R. Coogan	15,000

Serena S. Connelly	-0-	(1)

Steven S. Eaton	-0-

Loretta J. Feehan	5,500

Elisabeth C. Fisher	-0-

Robert D. Graham	1,500

John E. Harper	1,500

Janet G. Keckeisen	6,500

A. Andrew R. Louis	-0-

Kelly D. Luttmer	-0-

Ann Manix	-0-

W. Hayden McIlroy	-0-

Cecil H. Moore, Jr.	16,024

Andrew B. Nace	464

Bobby D. O'Brien	19,582

Courtney J. Riley	-0-

Amy A. Samford	-0-

Name	Shares Held

Lisa K. Simmons	-0-	(1)

Thomas P. Stafford	20,578.16

John A. St. Wrba	-0-

John A. Sunny	-0-

Gregory M. Swalwell	-0-

Mary A. Tidlund	-0-

(1)
Does not include other Shares of which Ms. Connelly and Ms. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Connelly and Ms. Simmons disclaims beneficial ownership of all Shares.

Item 7.	Material to Be Filed as Exhibits.

Item No.	Description

1
Loan Agreement between NLKW Holding, LLC, as Borrower, and Valhi, Inc., as Lender, dated as of November 14, 2016 - incorporated by reference to Exhibit 10.1 to the NL Industries, Inc. Current Report on Form 8-K dated November 14, 2016 (File No.1-640) and filed on November 15, 2016.

2
Pledge and Security Agreement made by and between NLKW Holding, LLC in favor of Valhi, Inc., dated as of November 14, 2016 - incorporated by reference to Exhibit 10.2 to the NL Industries, Inc. Current Report on Form 8-K dated November 14, 2016 (File No.1-640) and filed on November 15, 2016.